Exhibit 99.2

GW Pharmaceuticals Provides Update on Epidiolex® Program in Treatment-Resistant Childhood Epilepsies

All trials on track or ahead of schedule with Phase 3 data now expected by end 2015

Highlights

•	Recruitment completed rapidly into Part A of Phase 2/3 trial in Dravet syndrome
•	Part B of Phase 2/3 trial and second Phase 3 trial in Dravet syndrome to start Q1 2015
•	Top line Phase 3 data expected by the end of 2015
•	Two Phase 3 trials in Lennox-Gastaut syndrome to start Q1 2015
•	220 children currently on treatment in U.S. expanded access program, additional data expected during H1 2015
•	Phase 2 CBDV epilepsy trial due to commence Q1 2015
•	U.S. Notice of Allowance received for patent covering use of CBD in treatment of partial seizures

-Conference call and webcast at 8:00 a.m. EST, 1:00 p.m. GMT to discuss this and other press release issued today-

London, UK, 8 January 2015: GW Pharmaceuticals plc (NASDAQ: GWPH, AIM: GWP, GW, the Company or the Group), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announces an update on its development program for Epidiolex® (pure cannabidiol, or CBD) in the field of severe, drug-resistant childhood epilepsy.

“During 2014, GW’s prospects transformed as a result of the rapid advance of our Epidiolex program to treat orphan syndromes in the field of childhood epilepsy. I am pleased to confirm that all aspects of this program are advancing on time and we now expect to complete pivotal Phase 3 trials by the end of 2015,” stated Justin Gover, GW’s Chief Executive Officer. “In addition to the formal development programs already underway in both Dravet and Lennox-Gastaut syndromes, data from the expanded access program continues to point to the potential for Epidiolex to treat additional forms of epilepsy and we expect to commence clinical development programs in further potential target indications during 2015.”

Epidiolex in Dravet Syndrome

Part B of Phase 2/3 and additional Phase 3 trial to start Q1 2015 – first data now expected in 2015

During 2014, GW received Orphan Drug Designation and Fast Track Designation from the Food & Drug Administration (FDA) for Epidiolex for the treatment of Dravet syndrome. Additionally, Epidiolex has secured Orphan Designation from the European Medicines Agency (EMA) for the treatment of Dravet syndrome.

Following the opening of an Investigational New Drug Application (IND) with the FDA, GW received and incorporated FDA input into the proposed pivotal clinical trial protocols as well as other clinical and non-clinical studies to support a New Drug Application (NDA).

In late October 2014, GW commenced a placebo-controlled Phase 2/3 clinical trial in Dravet syndrome. GW is pleased to report rapid recruitment into Part A (pharmacokinetic and dose-finding) of this two part study and that this element of the trial has already completed randomization of the required 30 patients.

Part B of this Phase 2/3 trial is the Phase 3 element of the trial which will compare the effect of Epidiolex with that of placebo. Part B will commence in the first quarter of 2015 once the Part A safety data has been reviewed.

In addition to this Phase 2/3 trial, GW expects to commence a second pivotal Phase 3 trial in Dravet syndrome in parallel with the start of Part B of the Phase 2/3 trial.

Based upon the progress to date, GW now expects top-line data from at least one of the pivotal trials in Dravet syndrome by the end of 2015.

Epidiolex in Lennox-Gastaut Syndrome (LGS)

Two Phase 3 trials to commence in Q1 2015

During 2014, GW received Orphan Drug Designation from the FDA for Epidiolex for the treatment of LGS. Following the opening of an IND with the FDA, GW received and incorporated FDA input into the proposed pivotal clinical trial protocols as well as other clinical and non-clinical studies to support a NDA.

GW expects to commence two pivotal Phase 3 trials in LGS around the end of Q1 2015. Based on progress to date, GW is pleased to announce that it is also working towards top-line data from at least one of the pivotal trials in LGS around the end of 2015.

Epidiolex U.S. Expanded Access Program

220 patients being treated; data suggest potential for additional target indications

In parallel with the Company’s formal clinical trial program, the FDA has granted 20 expanded access INDs and 7 individual emergency INDs to independent investigators in the U.S. to treat a total of approximately 410 children and young adults suffering from intractable epilepsy with Epidiolex. To date, approximately 220 children and young adults are now receiving treatment with Epidiolex in the U.S. at 15 clinical sites.

During 2014, GW reported clinical effect data on 58 patients who had reached 12 weeks of treatment. GW expects additional clinical effect data to be reported at medical meetings during both H1 and H2 2015.

Patients being treated in the expanded access program suffer from a range of treatment-resistant epilepsies. Data generated to date suggest the potential for Epidiolex to treat epilepsy syndromes beyond Dravet and LGS and, as a result, GW expects to commence clinical development programs in further potential target indications during 2015.

GWP42006 - CBDV (cannabidivarin)

GW is developing a second epilepsy product candidate GWP42006, which features the non-psychoactive cannabinoid CBDV, . GW has completed a Phase 1 clinical trial of GWP42006 and expects to commence a Phase 2 study of GWP42006 in patients with epilepsy in the first quarter of 2015.

CBD/CBDV Intellectual Property Portfolio

U.S. Notice of Allowance received for patent covering use of CBD in treatment of partial seizures

GW also announces today that the U.S. Patent and Trademark Office (USPTO) has issued a Notice of Allowance for U.S. Application Serial Number 13/380,305, a patent which protects the use of CBD in the treatment of partial seizures.

The subject patent specifically covers a method of treating partial seizure comprising administering CBD to a patient wherein the CBD is present in an amount which provides a daily dose of at least 400mg. A Notice of Allowance is issued after the USPTO makes a determination that a patent can be granted from an application. The issued patent from this application will provide an exclusivity period until June 2030.

GW has rights to a portfolio of intellectual property covering CBD and CBDV in epilepsy. This portfolio includes fourteen patent families containing one or more pending and/or issued patents with claims related to the use of CBD and/or CBDV in the treatment of epilepsy as well as compositions, extraction techniques, CBD and CBDV extracts and pure plant-derived CBD.

Conference Call and Webcast Information

GW will host a conference call at 8:00 a.m. EST, 13:00 GMT today, January 8, 2015. To participate in the call, please dial (877) 407-8133 within the U.S. (201) 689-8040 from outside the U.S or toll free from the U.K.: 0800 756 3429.  A replay of the call will be made available for a period of 30 days following the conference call. To hear a replay of the call dial (877) 660-6853 (inside the U.S.) or (201) 612-7415 (outside the U.S.). A replay of the call will also be available via the company's Web site shortly after the call. For both dial-in numbers please use conference ID 13598599.  The conference call can also be heard live via the investor relations section of the Company's web site at http://www.gwpharm.com.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. Sativex is also in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW is also advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 2/3 clinical development for the treatment of Dravet syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Lennox-Gastaut syndrome. GW has a deep pipeline of additional cannabinoid product candidates which includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release contains forward-looking statements that reflect GW's current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the relevance of GW products commercially available and in development, the clinical benefits of Sativex® and Epidiolex® and the safety profile and commercial potential of Sativex and Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000
Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000
Robert Stanislaro (U.S.)	212 850 5657

Trout Group, LLC (U.S. investor relations)
Todd James / Chad Rubin	646 378 2900